

November 19, 2010

Vaughn R. Cook
Chief Executive Officer
ZYTO Corp
387 South 520 West, Suite 200
Lindon, Utah 84042

> **Re: ZYTO Corp**
> **Registration Statement on Form 10-12G**
> **Filed November 2, 2010**
> **File No. 000-54170**

Dear Dr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note that the definitive proxy statement filed on November 4, 2010 and the Form 10-Q filed on November 15, 2010 each referenced the Commission file number associated with your prior registration statement filed pursuant to Section 12(b) of the Exchange Act that was withdrawn on October 29, 2010. In future Exchange Act filings, as applicable, please ensure that the Commission file number you reference on the cover page is the same file number associated with your Form 10 filed pursuant to Section 12(g) of the Exchange Act.

Zyto Technology, page 5

2.   We note your response to prior comment 3; however, the relationship between the virtual
        stimulus item and the products for which a biosurvey is intended to ascertain biological
        preference remains unclear from your disclosure. For instance, given your disclosure that
        the tower mechanism does not "read" energy or measure or record feedback
        transmissions, it is unclear how placing an object represented by the VSI in front of the
        tower "links" the VSI with the object. Therefore, we reissue the seventh bullet point of
        prior comment 3. In addition, to clarify the nature of your technology and how it works,
        please revise to:
        • clarify your disclosures in the first and sixth paragraphs on page 7 and in the
          second paragraph on page 10 to explain how you and your customers determine
          which frequencies are "linked" to physical items including "specific items,
          including drugs, nutritional supplements, etc."; and
        • explain the means by which the Tower transmits VSI data; for instance, if the
          Tower transmits radio waves, please clearly disclose this point.

3.   We note the disclosure in the third paragraph on page 8 which you have added in
        response to prior comment 6. Please revise to quantify the percentage of your customers
        who have cancelled monthly subscriptions.

4.   With respect to your revised disclosure in response to prior comment 8, please tell us why
        you believe that your products do not measure the nervous system given the sensory
        stimuli administered by your products and the effect of such stimuli on the body.

FDA Approval and Regulation, page 8

5.   We note that the disclosure revised in response to prior comment 9 does not address
        whether you received the consent of the person and entity you have elected to quote in
        this section to being named in the filing. Please advise or revise.

Item 5. Directors and Executive Officers, page 45

6.   We note your disclosure in Proposal 1 of the definitive proxy statement you filed on
        November 4, 2010. Please revise to disclose required information about your director
        nominees. Please refer to Item 401(a) of Regulation S-K. Please also update your
        disclosure in the "Board of Directors" section on page 48 and elsewhere in your
        document, as appropriate, to be consistent with the disclosure in your proxy statement.

Exhibits

7.   We note your revised disclosure on page 14 in response to prior comment 12. Please file
        the strategic marketing partnership agreements with Nutri-West, Biotics Research
        Corporation and Premier Research Labs or tell us why you believe they are not required
        to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements, page F-1

8.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A filed on November 4, 2010

9.   We note that the definitive proxy statement does not include several items required by Schedule 14A, including, without limitation, information required by Items 6, 7 and 8 of Schedule 14A. Please tell us whether you have distributed this proxy to your shareholders, and if so, how you intend to provide them with all required information in sufficient time to vote at the December 16 meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Mary Beth Breslin, Senior Attorney, at 202-551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dave Evans, Esq.— Kirton & McConkie, PC